UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2002

Unibail
(Translation of registrant's name into English)

5 Boulevard Malesherbes
75802 Paris cedex 08, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

INFORMATION FILED WITH THIS REPORT

Press Release

Enclosed herewith as Exhibit 1 is a copy of the registrant's Press Release dated June 19, 2002.

Exhibit Number	Description
1	Press release dated June 19, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIBAIL

Dated : June 28, 2002

By: ____________________
Name: Bernard Fournier-Airaud
Title: Head of Accounting Services

\\NY - 80009/1 - #3856 v8

EXHIBIT INDEX

Exhibit Number	Description
1	Press Release dated June 19, 2002.

June 19, 2002

UNIBAIL ACQUIRES
THE CHELLES 2 SHOPPING CENTRE

On June 19 2002, Unibail acquired the Chelles 2 shopping centre from EMA. The centre is located to the East of Paris, close to the A4 and the 'Francilienne' motorways.

Chelles 2 opened in 1996, and develops 65,000m² of space on two levels. It hosts a Carrefour hypermarket (owned by Carrefour) and approximately a hundred stores, including five specialist medium-sized stores. It also has 3,000 free parking spaces.

The shopping centre generates VAT-inclusive revenues of around €183m (FF1.2bn), and intends to become the leading shopping centre in its catchment area. Unibail's Espace Expansion subsidiary will be in charge of a major programme of enhancement, including an extension project of about 25,000m².

Chelles 2 will therefore benefit from Unibail's expertise and experience in optimising shopping centres. This suits with EMA's desire to see the site, which it developed, taken forward and expanded by a market-leader. EMA will retain an interest in the centre's performance and in the extension work.

The acquisition of Chelles 2 follows the purchase of the Nice-Etoile shopping centre in 2000, and comes only two months before the opening of the Carré Sénart shopping centre. Unibail, France's leading commercial property company, owns a unique portfolio of large and very large shopping centres in France, which includes among the largest in the Paris Region: Les Quatre Temps, Le Forum des Halles, Vélizy 2 and Rosny 2 centres.